  Exhibit 99.1

Canarc Receives TSX Approval for Name Change and Share Consolidation

Vancouver, Canada – December 7, 2020 –Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) (“Canarc” or the “Company”) has received approval of the Toronto Stock Exchange (the “TSX”) for the name change and consolidation of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share for every five (5) pre-consolidation common shares (the "Consolidation"). The Company’s name has been changed to Canagold Resources Ltd.

The Company's common shares will begin trading under the new name on the TSX on a post-consolidated basis at market open on Tuesday, December 8, 2020, with a new CUSIP 136842101 and ISIN CA1368421014. The Company will continue to trade under the symbol "CCM" on the TSX. The Consolidation will reduce the number of outstanding common shares from 350,456,517 common shares to approximately 70,091,303 post-consolidation common shares on a non-diluted basis. No fractional shares will be issued with any fraction of a share rounded up to the nearest whole number if 0.5 or greater and down to the nearest whole number if less than 0.5 of a share.

The Company's currently outstanding convertible securities, including warrants, finders fee warrants and stock options along with the respective exercise prices will also be adjusted to give effect to the Consolidation.

No further action on the part of the shareholders will be required in order for the Company to implement the Consolidation. Letters of transmittal describing the process by which registered shareholders may obtain new certificates representing their consolidated common shares were mailed to registered shareholders on September 22, 2020. Common Shares held in uncertificated form by non-registered shareholders through brokerage accounts will be converted at the consolidation ratio through each shareholder's brokerage account. Non-registered shareholders should consult with their broker for further information.

Canarc is focused on creating shareholder value by advancing its attractive Canadian gold projects and monetizing its portfolio of gold projects in Nevada though sale or joint venture.

"Scott Eldridge”
____________________
Scott Eldridge, Chief Executive Officer
CANAGOLD RESOURCES LTD.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canagoldresources.com

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the timing for the Company’s shares to trade under the new name and on a post-consolidation basis on the TSX, future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.